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                                                       FILED BY: SPX CORPORATION
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                             SUBJECT COMPANY: VSI HOLDINGS, INC.
                                                   COMMISSION FILE NO. 333-59050


       SPX CORPORATION AND VSI HOLDINGS, INC. ANNOUNCE MERGER DEVELOPMENT

May 8, 2001 - SPX Corporation (NYSE: SPW) and VSI Holdings, Inc. (AMEX: VIS) today announced that SPX Corporation has given VSI Holdings notice of circumstances that SPX Corporation claims would entitle it to terminate the merger agreement between the companies if such circumstances are not reasonably cured or possible to cure.

VSI Holdings is investigating the circumstances described in SPX Corporation's notice and whether such circumstances would entitle SPX Corporation to terminate the merger agreement. SPX Corporation has expressed an interest in exploring whether an alternative transaction is possible. There is no assurance that the transaction contemplated by the existing agreement will close or that an alternative transaction will be reached.

SPX Corporation is a global provider of technical products and systems, industrial products and services, and service solutions. The Internet address for SPX Corporation's home page is www.spx.com.

VSI Holdings, Inc provides customer relationship management services, internet/intranet communications, education and training and edutainment/entertainment. VSI Holdings employs 1,200 people through its networks and offers integrated marketing services using a wide range of technology-driven alternatives. Additional information about VSI Holdings is available on its web site at www.vsiholdings.com.

A registration statement on Form S-4, as amended (Registration No. 333-59050), has been filed by SPX Corporation with the Securities and Exchange Commission regarding the proposed merger of VSI Holdings into SPX Corporation. You are urged to read the registration statement and the documents included or incorporated by reference therein, because they contain important information regarding the merger and the legal rights of security holders. SPX Corporation's registration statement, as well as other documents filed by SPX Corporation and VSI Holdings with the SEC are available from the SEC's website (http://www.sec.gov). These documents are also available without charge upon request to either of:

SPX Corporation                           VSI Holdings
---------------                           ------------
Charles A. Bowman                         Peggy Jo Toth
800-727-1779                              248-644-0500 x2873
investor@spx.com                          vsih@vsi-hq.com
700 Terrace Point Drive                   41000 Woodward Avenue
Muskegon, MI 49443                        Bloomfield Hills, MI 48304